As Filed Pursuant to Rule 424(b)(5)

Registration No. 333-257087

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated September 9, 2022

To Prospectus Dated June 14, 2021)

Up to $500,000,000

Class A Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated June 14, 2021, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-257087), as previously supplemented by our prospectus supplement, dated September 9, 2022 (together, the “Prior Prospectus”), relating to the offer and sale shares of our class A common stock, par value $0.001 per share, having an aggregate offering price of up to of up to $500,000,000 pursuant to the Sales Agreement (the “Sales Agreement”) with Cowen and Company, LLC and BTIG, LLC, dated September 9, 2022. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

To date, we have sold 218,575 of our shares of our class A common stock for aggregate gross proceeds of approximately $46,600,000 in accordance with the Sales Agreement under the Prior Prospectus. We are filing this prospectus supplement to amend and restate the disclosure under the heading “Use of Proceeds” in Prior Prospectus in its entirety as follows:

From time to time, we may issue and sell shares of our class A common stock having aggregate sales proceeds of up to $500,000,000. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.

We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and working capital, and subject to market conditions, for the repurchase of our 0.750% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”) and our 0% Convertible Senior Notes due 2027 (the “2027 Convertible Notes”) and for the repayment of our outstanding indebtedness under a secured term loan pursuant to a Credit and Security Agreement between our wholly-owned subsidiary, MacroStrategy LLC, and Silvergate Bank (the “2025 Secured Term Loan”). The 2025 Convertible Notes and 2027 Convertible Notes bear interest at a rate of 0.75% and 0% per annum, respectively, and mature on December 15, 2025 and February 15, 2027, respectively, unless earlier converted, redeemed, or repurchased in accordance with their respective terms. The 2025 Secured Term Loan bears interest at a floating rate equal to the Secured Overnight Financing Rate 30 Day Average, as published by the Federal Reserve Bank of New York’s website, plus 3.70% (4.42% as of February 15, 2023), with a floor of 3.75%, matures on March 23, 2025 and is subject to a prepayment premium of 0.50% of the principal balance being prepaid if such prepayment is made on or before March 23, 2023 and 0.25% of the principal balance being prepaid if such prepayment is made during after March 23, 2023 and on or before prior to March 23, 2024. We have used the proceeds from the 2025 Secured Term Loan to acquire approximately 4,167 bitcoins for approximately $190,500,000 million in cash.

We have not determined the amount of net proceeds to be used specifically for any of these purposes. As a result, our management will have broad discretion in the application of the net proceeds from this offering and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

Our class A common stock is listed on The Nasdaq Global Select Market under the trading symbol “MSTR.” On February 15, 2023, the last sale price of our class A common stock as reported on The Nasdaq Global Select Market was $298.40 per share.

Our business and an investment in our class A common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page S-8 of the Prior Prospectus and in the documents incorporated by reference into the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cowen	BTIG

February 16, 2023